SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File No.	333-64222

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Panera Bread Company Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Panera Bread Company

6710 Clayton Road
Richmond Heights, MO 63117
(314) 633-7100

Panera Bread
Company Savings
Plan
Financial Statements and
Supplemental Schedules
December 31, 2003 and 2002

Panera Bread Company Savings Plan
Index
December 31, 2003 and 2002

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Panera Bread Company Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Panera Bread Company Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 and schedule of nonexempt transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Generally accepted accounting principles require that amounts relating to investment income (dividends and interest) be disclosed separately; however, this information is not broken out in its entirety.

June 18, 2004

Panera Bread Company Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments at fair value	$5,412,165	$3,773,791
Receivables
Employee contributions	1,040	86
Employer contributions	277	57

	1,317	143

Net assets available for benefits	$5,413,482	$3,773,934

The accompanying notes are an integral part of these financial statements.

Panera Bread Company Savings Plan

Statements of Changes in Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Additions
Additions to net assets attributed to Investment income
Net appreciation (depreciation) in fair value of investments	$582,427	$(24,897)
Interest income	6,354	4,566
Dividends	12,706	7,568

Investment income (loss)	601,487	(12,763)

Contributions
Participant	1,012,438	933,646
Employer	287,414	240,327
Rollovers	189,034	135,134

Contributions	1,488,886	1,309,107

Total additions	2,090,373	1,296,344

Deductions
Deductions from net assets attributed to
Benefits paid to participants	326,767	189,526
Excess contributions	103,983	130,820
Administrative expenses	20,075	18,020

Total deductions	450,825	338,366

Net increase	1,639,548	957,978

Net assets available for benefits
Beginning of year	3,773,934	2,815,956

End of year	$5,413,482	$3,773,934

The accompanying notes are an integral part of these financial statements.

Panera Bread Company Savings Plan

Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of Plan

The following description of the Panera Bread Company Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all employees of Panera Bread Company and its affiliates (the “Company” or the “Plan Sponsor”) who have worked at least one year in which they have completed 1,000 hours or more of service and are age twenty-one or older. The Plan was established on May 15, 1999 in connection with the Company’s sale of its Au Bon Pain Division. Company employees were previously covered under the Au Bon Pain defined contribution plan. Outstanding balances held by Company employees as of the date of the sale were transferred into the newly formed Plan and invested in various investment choices as directed by each participant. Employees are eligible to participate in the Plan at the beginning of the earliest quarter following the completion of the service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan, limited to a maximum annual contribution of $12,000 in 2003 and $11,000 in 2002 under the provisions of the Internal Revenue Code (IRC). Highly compensated employees may be subject to additional limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten funds, Panera Bread Company stock, and an insurance investment contract as investment options for participants. The employer matching contribution is mandatory at 50 percent of the participant’s contribution on the first 3 percent of pay. For the years ended December 31, 2003 and 2002, the Company made matching contributions of $287,414 and $240,327, respectively. Excess contributions of $103,983 relating to the Plan year 2002 were refunded in March 2003. Excess contributions of $130,820 relating to the Plan year 2001 were refunded in March 2002.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. There is graduated vesting in the Company’s match contribution of the participant’s account based on years of vesting service. Vesting service is defined as one year of service for each consecutive twelve- month period ending on the last day of each plan year. Participants should refer to the Plan document for a more complete description of the vesting requirements.

Forfeitures

Forfeitures of nonvested Company contributions are used to reduce the amount of future Company matching contributions and to pay administrative expenses of the Plan. Forfeitures for the year ended December 31, 2003 and 2002 were $14,013 and $9,378, respectively.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Participant Loans

Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their account balance. The loans are secured by collateral of the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator.

Payment of Benefits

For disability, retirement or termination of service due to death or for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 1 percent increments allocable to their respective accounts which are to be invested in their choice of funds. For additional information related to these funds, participants should refer to various prospectuses on file with the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting, except for benefits, which are recorded as paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments that are maintained in separate accounts by The Principal Financial Group (Principal) investment managers are valued at quoted market prices provided by Principal. The Plan’s guaranteed interest contract is stated at calculated fair value based on a formula utilizing the contract value adjusted for (a) differences between the interest rate on the account and current interest rates and (b) the maturity date. These contracts bear interest at 4.4 percent – 6.2 percent and 4.5 percent – 6.2 percent (varies depending on the contract) at December 31, 2003 and 2002, respectively. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end, which approximates market value. The fair value of the Panera Bread Common Stock Fund is determined using year-end published market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Risks and Uncertainties

The Plan provides for various investment options in a combination of bond and stock mutual funds, common stock, and an investment contract. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term would materially affect the fair value reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.	Investments

The following table represents the market value of investments greater than 5 percent of net assets at December 31, 2003 and 2002:

	2003		2002
The Principal Financial Group, Guaranteed Interest Contract	$238,423		$234,742	*
The Principal Financial Group, Money Market Fund	1,162,395	*	1,112,916	*
The Principal Financial Group, Bond and Mortgage Fund	583,769	*	434,850	*
The Principal Financial Group, Large Capital Stock Index Fund	712,433	*	458,818	*
T. Row Price, Capital Appreciation Fund	494,114	*	274,374	*
Fidelity Advanced Mid Cap Fund	275,784	*	91,541
Panera Bread Class A Stock Fund	1,001,896	*	718,277	*

*	Represents an investment which exceeds 5 percent or greater of net assets available for Plan benefits.

During the years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the respective period) appreciated in value by $582,427 and depreciated in value by $24,897, respectively, as follows:

	2003	2002
Guaranteed Interest Contract	$13,758	$13,544
Money Market Fund	8,787	15,860
Bond and Mortgage Fund	21,699	28,206
Large Capital Stock Index Fund	144,110	(120,991)
Principal Financial Group Stock	6,794	15,849
Strong Opportunity Fund	24,002	(10,630)
Capital Appreciation Fund	79,059	(5,835)
Equity Income Fund	40,408	(20,561)
Advanced Equity Growth Fund	30,510	(13,194)
Advanced Mid Cap Fund	63,406	(9,692)
Putnam International Growth Fund	28,538	(10,746)
Panera Bread Class A Stock Fund	121,356	93,293

	$582,427	$(24,897)

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants should refer to the Plan document for a description of the priorities or distribution of Plan benefits in the event of termination. Generally, any distribution would be made in proportion to the participant’s interest, after deduction of allowable expenses.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

5.	Tax Status

The Plan was developed using a prototype plan document provided by The Principal Financial Group. The prototype plan document was reviewed by the Internal Revenue Service (IRS) in a letter dated November 25, 2002 and was determined to be designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, it believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Plan management has applied for, but has not yet received, an updated determination letter.

6.	Transactions with Parties-in-Interest

At December 31, 2003 and 2002, the Plan held units of participation in various separate accounts and a guaranteed interest contract of The Principal Financial Group, the Plan Custodian. During 2003 and 2002, participants were also able to purchase shares of Company stock as an investment option. These various investments had a total fair value of $3,964,814 and $3,097,926 at December 31, 2003 and 2002, respectively. During the year ended December 31, 2003 and 2002, transactions with these investments included aggregate purchases of $1,595,398 and $1,505,194, respectively, and aggregate sales of $1,177,426 and $923,363, respectively. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.

Fees paid by the Plan for investment management and administrative services were $20,075 and $18,020 for the years ended December 31, 2003 and 2002, respectively.

7.	Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of the contributions and net assets available for benefits per the 2003 and 2002 financial statements to the related Form 5500.

	2003	2002
Net assets available for benefits per the financial statements	$5,413,482	$3,773,934
Nonexempt transactions	(1,317)	(124)

Net assets available for benefits per the Form 5500	$5,412,165	$3,773,810

	2003	2002
Contributions per the financial statements	$1,299,852	$1,173,973
2002 contributions receivable - nonexempt transactions	124	(124)
2003 contributions receivable - nonexempt transactions	(1,317)	—

Contributions per the Form 5500	$1,298,659	$1,173,849

Panera Bread Company Savings Plan

Supplemental Information
Schedule H, Line 4i
Schedule of Assets (Held at End of Year) December 31, 2003	Schedule I

			Market
	Identity of Party Involved	Description of Asset	Value
*	The Principal Financial Group	Guaranteed Interest Contract	$238,423
*	The Principal Financial Group	Money Market Fund	1,162,395
*	The Principal Financial Group	Bond and Mortgage Fund	583,769
*	The Principal Financial Group	Large Capital Stock Index Fund	712,433
*	The Principal Financial Group	Principal Financial Group Stock Fund	66,323
	Strong	Strong Opportunity Fund	134,706
	T Rowe Price	Capital Appreciation Fund	494,114
	T Rowe Price	Equity Income Fund	243,703
	Fidelity	Advanced Equity Growth Fund	157,783
	Fidelity	Advanced Mid Cap Fund	275,784
	Putnam Funds	Putnam International Growth Fund	141,261
*	Panera Bread Company	Panera Bread Class A Stock Fund	1,001,896
*	Participant Loans	Participant Loans (various maturities
		with interest rates ranging from 6.08%
		to 11.50%)	199,575

			$5,412,165

*	Represents parties-in-interest.

Panera Bread Company Savings Plan
Supplemental Schedule

Schedule of Nonexempt Transactions Year Ended December 31, 2003	Schedule II

(a)	(b)		(d)	(e)	(f)	(g)	(h)	(i) Current	(j)
Identity of party	Relationship	(c)	Purchase	Selling	Lease	Expense incurred	Cost of	value of	Net gain
involved	to plan	Description of transaction	price	price	rental	with transaction	asset	asset	or (loss) (1)
Panera Bread Company	Sponsor/Employer	Failure to withhold employee contributions	N/A	N/A	N/A	N/A	$1,077	$1,317	$240

(1)	The net gain represents the amount of interest the contributions remitted to the Plan would have earned if timely deposited. The interest cost was calculated using the rate for the fund with the highest 2003 rate of return.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PANERA BREAD COMPANY SAVINGS PLAN
By:	/s/ Mark E. Hood
	Name:	Mark E. Hood
Title: Senior Vice President,
Chief Financial Officer

Date: June 25, 2004

EXHIBIT INDEX

Exhibit No.	Title
23	Consent of PricewaterhouseCoopers LLP
99.1	Certification Under Section 906 of Sarbanes-Oxley Act